================================================================================

ALLOCATION OF
ASSETS TO ADVISORS

          DEC 1      NOV 1
          1999       1999

Beacon
            9%          0%
Dreiss
           17%         18%
Grinham
           25%          0%
Hirst
           14%         26%
Hyman Beck
            0%         24%
Sunrise
          17.5%        26%
Transtrend
          17.5%         0%
Willowbridge
             0%         6%

KGT's assets deposited in
bank accounts are currently
maintained with Brown Broth-
ers Harriman & Co. in New
York, NY and Georgetown,
Grand Cayman Island.

================================================================================



KENMAR GLOBAL TRUST
NOVEMBER 1999 SUMMARY


December 14, 1999



Kenmar Global Trust ("KGT") closed the month of November up 4.15% largely reflecting profitable positions in energies, currencies and tropicals. Gains were also recorded in global stock indices, grain and meats, offsetting losses in global interest rates and metals. As of November 30, 1999, the Net Asset Value per Unit was $100.51, net of fees and expenses. Year-to-date performance is -11.2%.

As we mentioned in our letter to investors last month, the ability to modify the number and mix of trading advisors as markets change is a significant strategic element of a multi-advisor fund like KGT. For much of 1999, we have seen a marked increase in market volatility resulting in fewer profit opportunities for the longer-term traders in the fund. After a period of less than optimal performance, we began the process of making significant structural changes in the KGT porfolio--eliminating some trading advisors and adding others--to offer a broader range of trading strategies while maintaining KGT's participation in highly diversified global markets. Our goal in this effort is to lower the volatility of KGT's performance without reducing significantly its potential for returns. SOME CHANGES ARE BEING INITIATED IN DECEMBER AND OTHERS WILL FOLLOW AS PART OF AN EVOLUTIONARY PORTFOLIO-DESIGN PROCESS OVER THE NEXT FEW MONTHS. Details of these changes will be set forth in KGT's new prospectus expected to be available in early January, such changes are summarized below, for your convenience:

INVESTMENT PHILOSOPHY
In brief, KGT's assets are being allocated to two groups of trading advisors: a core group and a non-core group. Each non-core advisor will have less than 10% of KGT's assets. The percentage of KGT assets allocated to the core advisors will change over time, as a result of differing performance results and due to allocation and reallocation decisions by Kenmar. It is not anticipated, however, that these adjustments will be frequent. The percentage of KGT assets allotted to the non-core group will be allocated and reallocated to these advisors as part of a strategic effort to enhance KGT's performance. Such allocation decisions will be based on a variety of considerations which may include, but are not limited to: focus on a particular market or sector; cyclical performance analysis; or strategy diversification. (For example, changes in the trading environment may require a greater emphasis on shorter term trend-following strategies than on longer term, or on fundamental strategies over technical.) This methodology is intended to augument the ongoing portfolio performance and risk management of KGT.

REALLOCATIONS
Effective month-end November, the allocations to Willowbridge Associates and Hyman Beck & Company were eliminated, and allocations to Hirst Investment Management were reduced. Added to KGT, effective December 1, are Transtrend B.V., Beacon Management Corporation and Grinham Managed Futures Pty. Ltd. Dreiss Research and Sunrise Capital Partners, two of November's performers, remain in KGT's line-up.

Over the next few months, additional changes will be made which we believe will result in a portfolio that offers the potential for a more consistent level of returns and lower risk given the substantial changes in our trading environment. We will keep you informed as these changes are finalized.

To the best of my knowledge and belief, the above information is accurate and complete.



Sincerely,



/s/ ROBERT L. CRUIKSHANK
---------------------------------------
    Robert L. Cruikshank
    Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING NOVEMBER 30, 1999








                           STATEMENT OF INOCME(LOSS)


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                      $484,912.47
Change in Unrealized Gain/(Loss)                                  $770,169.73
Gain/(Loss) on Other Investments                                   ($2,846.81)
Brokerage Commission                                             ($240,892.90)
                                                                 -------------
Total Trading Income                                            $1,011,342.49

EXPENSES
Audit Fees                                                               0.00
Administrative and Legal Fees                                      $31,870.96
Management Fees                                                         $0.00
Incentive Fees                                                          $0.00
Other Expenses                                                          $0.00
                                                                 -------------
Total Expenses                                                     $31,870.96

INTEREST INCOME                                                   $112,038.38

NET INCOME(LOSS) FROM THE PERIOD                                $1,091,509.91
                                                                ==============



                  STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)



Beginning of Month              $26,279,222.41
Addition                                 $0.00
Withdrawal                        ($549,646.50)
net Income/(Loss)                $1,091,509.91
                               ---------------
Month End                       $26,821,085.82

Month End NAV Per Unit                 $100.51

Monthly Rate of Return                    4.15%
Year to Date Rate of Return             -11.20%




         To the best of our knowledge and belief, the information above is accurate and complete:


Kenneth A. Shewer, Chairman                          Marc s. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust